Exhibit 99.1

FOR IMMEDIATE RELEASE

AlphaTON Capital (Nasdaq: ATON) Issues Shareholder Update on Balance Sheet Assets and Strategic Ecosystem Expansion Clarification and Correction

1.	AlphaTON Capital has No Equity Line Financing with ATW Partners or any other provider. ATW Partners is not an investor whatsoever.

2.	AlphaTON Capital has never drawn down the entire Bitgo facility and has continued to manage leverage at 7% Debt to Equity Ratio.

NEW YORK, NY – November 20, 2025 – AlphaTON Capital Corp. (Nasdaq: ATON) (“AlphaTON” or the “Company”), a specialized digital asset technology company focused on the Telegram ecosystem, today issued a comprehensive update to shareholders regarding its balance sheet composition and strategic initiatives executed since the closing of its PIPE funding on September 25, 2025.

The Company has aggressively deployed capital into high-conviction assets, establishing a robust foundation for long-term growth through a three-pillar strategy:

1.	Treasury Accumulation

2.	Network Yield Generation

3.	Ecosystem Venture Building

“In less than sixty days since our financing closed, we have successfully transformed our balance sheet from cash to a diversified portfolio of productive digital assets,” said Brittany Kaiser, Chief Executive Officer of AlphaTON Capital. “We are not merely holding tokens; we are actively putting our capital to work. By staking a significant portion of our treasury and securing key infrastructure partnerships, we are building an institutional-grade vehicle that offers shareholders direct exposure to the rapid growth of the Telegram ecosystem. Our speed of execution demonstrates our commitment to becoming the definitive bridge between Wall Street and the billion-user Telegram economy.”

Strategic Initiatives Driving Long-Term Value

In addition to asset accumulation, the Company has launched several initiatives designed to attract long-term institutional capital:

•	Global Investor Awareness: Launch of the "AlphaTON World Tour," commencing at the Nasdaq MarketSite, to educate institutional investors on the convergence of social media (Telegram) and decentralized finance (TON).

•	The "Berkshire of Telegram" Model: Transitioning from a passive holding company to an active operator that incubates, accelerates, and acquires cash-flowing businesses within the Telegram Mini-App economy.

•	Legacy Asset Management through AlphaTON Health division: Continued oversight of legacy biotech assets (formerly Portage Biotech) with a dedicated allocation of ~$4 million, preserving potential upside from non-core holdings and developing new applications for the biotech industry and healthcare sectors.

“Our strategy is to capture value at every layer of the stack—from the base layer protocol tokens to the consumer-facing applications,” commented Enzo Villani, Executive Chairman and Chief Investment Officer. “The assets we have listed today represent just the beginning. By integrating payment rails like Mastercard with AI agents and gaming platforms, we are creating a flywheel effect where our treasury assets support our operating companies, and our operating companies drive demand for our treasury assets. We believe this closed-loop ecosystem is what will differentiate ATON as a blue-chip holding in the digital asset space.”

Balance Sheet Assets & Strategic Deployments

Since September 25, 2025, AlphaTON Capital has executed the following allocations and asset acquisitions:

Digital Asset Treasury (TON Coin Holdings)

•	Initial Treasury Tranche: Completed acquisition of approximately $30 million in digital assets including TON and USD1,
•	Current Total Assets Value of $28.6 million USD
•	ATON Treasury is trading under its intrinsic value at a 0.70 mNAV

Continued Treasury Risk Management and Yield Generation

•	Incremental Acquisition: Purchased an additional 1,600,000 TON on the open market to dollar-cost average and bolster reserve depths.
•	Yield-Generating Assets: Deployment of 4,000,000 TON into institutional staking contracts (locked), generating predictable network rewards while maintaining asset security.
•	Low Leverage: Debt to Equity Ratio = 7% only utilizing $2.1m of the $35m Bitgo Lending Facility.

Strategic Acquisitions & Ventures

●	Gaming Vertical: Executed a binding LOI with Animoca Brands to acquire a 51% equity interest in GAMEE, a high-growth mobile gaming platform growing 32% year-over-year.

○	Includes: 51% interest in GAMEE’s token treasury holdings (GMEE and Watcoin tokens).

○	Commitment: Planned open-market purchase of up to $3 million in GMEE tokens and $1 million in Watcoin (WAT) upon closing.

○	Gamee Acquisition updated to 60% of the company for $15m, Animoca Brands to retain 40%; Completion of Acquisition expected by December 31, 2025

●	Media Infrastructure: Acquisition agreement for Blockchain Wire, positioning AlphaTON to launch the first cryptographically verified news service dedicated to the Telegram and TON ecosystem.

○	Content Syndicate (Blockchain Wire’s parent company) Revenue growth of 30% increase from the previous year.

○	Expectation to Close Q1 2026.

Strategic Partnerships & Infrastructure

●	AI Compute and Inference Infrastructure: Strategic alliance with SingularityNET, CUDO Compute, and Vertical Data to join Telegram’s new "Cocoon AI," leveraging the first privacy-centric, decentralized GPU compute for AI products and AI agents within Telegram.

○	Deployment of Nvidia Servers

○	Hydro-powered data center in Sweden

○	Expected closing before December 31, 2025.

●	Payments Application: Joint Venture with PagoPay and ALT5 Sigma to launch a co-branded TON Mastercard, enabling direct crypto-to-fiat spending for users globally.

○	Special Card Incentives for users

○	Telegram and Web-based application

○	Launching December 2025.

●	Institutional Staking: Partnership with P2P.org to manage validator nodes, ensuring 99.9% uptime and zero-slashing security for the Company’s staked assets.

●	Custody: Selection of BitGo as the primary qualified custodian, ensuring institutional-grade security for all digital assets.

●	Kraken and FalconX launch as prime brokers.

AlphaTON Health Update

The Company continues to leverage its legacy biotech assets while innovating at the intersection of healthcare and blockchain technology:

●	Cyncado Therapeutics (Oncology Subsidiary):

○	International Clinical Expansion: Announced a non-binding Letter of Intent (LOI) with Australia’s Asbestos and Dust Diseases Research Institute (ADDRI) to launch an investigator-initiated clinical trial for its lead asset, TT-4, targeting mesothelioma. This study complements the planned U.S. clinical program, with first-patient dosing targeted for Q1 2026.

○	DeSci Tokenization: Pioneering a "Decentralized Science" (DeSci) model to tokenize single-indication economics of TT-4. This initiative aims to democratize access to biotech investment while creating a new liquidity model for drug development, validated by recognition from Nasdaq.

●	HIT Chain Project (Insurance Infrastructure):

○	Strategic Partnership: Entered a non-binding LOI with Health In Tech (Nasdaq: HIT) to co-develop HITChain, a blockchain-enabled healthcare insurance claims processing platform built on The Open Network (TON).

○	Market Disruption: HITChain aims to utilize TON's high-throughput architecture to bring transparency and efficiency to the $4.5 trillion U.S. healthcare market, reducing administrative costs and fraud in claims processing.

Key Executive Leadership Appointments

To support its aggressive growth strategy, AlphaTON Capital has strengthened its leadership team with the appointment of four key executives:

•	Wes Levitt, Chief Financial Officer (CFO): Formerly Head of Strategy at Theta Labs and Co-CIO at Alpha Sigma Capital, Mr. Levitt brings extensive experience in blockchain economics and capital markets. He will oversee the Company's financial governance, treasury management, and investor relations strategies.
•	William De'Ath, Chief Partnership Officer (CPO): With over 30 years of commercial strategy experience at major corporations including ExxonMobil and Chevron, and recent leadership roles at Hedera’s Hashgraph Association, Mr. De'Ath will lead global partnerships, including the rollout of the TON Mastercard program.
•	Logan Golema, Chief Technology Officer (CTO): Mr. Golema joins to lead the Company’s technical infrastructure, overseeing the development of proprietary validator technologies and the technical integration of ecosystem products like Cocoon AI. Mr. Golema has had multiple exits including Eliza OS, founder of the Ai16z agent, the US Airforce and was an advisor to the United States Department of War.
•	Jennifer de Broglie, Chief Marketing Officer (CMO): A prominent voice in the digital asset space and former host of the "D'Crypt" program on i24 News, Ms. de Broglie brings deep expertise in blockchain communications and global media strategy. She leads the Company's brand development and global investor awareness initiatives, including the "AlphaTON World Tour."

About AlphaTON Capital Corp. (Nasdaq: ATON)

AlphaTON Capital is a specialized digital asset company focused on developing the Telegram ecosystem and managing a strategic reserve of TON tokens. The Company implements a comprehensive M&A and treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments to generate sustainable returns for shareholders. Through its operations, AlphaTON Capital provides public market investors with institutional-grade exposure to the TON ecosystem and Telegram's billion user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. Led by Chief Executive Officer Brittany Kaiser, Executive Chairman and Chief Investment Officer Enzo Villani, and Chief Business Development Officer Yury Mitin, the Company's activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications.

AlphaTON Capital Corp is incorporated in the British Virgin Islands and trades on Nasdaq under the ticker symbol "ATON". AlphaTON Capital, through its legacy business, is also advancing potentially first-in-class therapies that target known checkpoint resistance pathways to potentially achieve durable treatment response and improve quality of life for patients. AlphaTON Capital actively engages in the drug development process and provides strategic counsel to guide development of novel immunotherapy assets and asset combinations. To learn more, please visit https://alphatoncapital.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or AlphaTON's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the development and adoption of AI technologies, cryptocurrency market volatility, regulatory developments, technical challenges in infrastructure deployment, and general economic conditions. AlphaTON undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations:
AlphaTON Capital Corp
AlphaTON@icrinc.com
(203) 682-8200

Media Inquiries:
Richard Laermer
RLM PR
AlphaTON@rlmpr.com
(212) 741-5106 X 216